Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Supports Leading Proxy Advisor ISS’ Recommendation AGAINST Stratasys’ Planned All-Stock Merger with Desktop Metal

  Recommendation to Reject the Desktop Metal Merger Based on the Availability of a Superior Alternative to Merge with 3D Systems for Stock and Cash
  ISS Raises Serious Questions About Stratasys’ Failure to Focus on Shareholder Value

ROCK HILL, S.C., Sept. 21, 2023 (GLOBE NEWSWIRE) -- 3D Systems (NYSE:DDD) (the “Company”) issued the following public letter to shareholders of Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) after leading independent proxy advisor, Institutional Shareholder Services (“ISS”), recommended that Stratasys shareholders vote AGAINST Stratasys’ planned acquisition of Desktop Metal (NYSE: DM) ahead of its September 28, 2023 Extraordinary General Meeting of Shareholders (“EGM”) to vote on the Desktop Metal transaction.

ISS discussed its recommendation in a detailed, 9-page analysis that concluded:

[I]t is not clear that [the Desktop Metal merger] creates value for SSYS shareholders. DDD’s alternative offer to acquire [Stratasys], by contrast, presents a more convincing route to value creation for SSYS shareholders.1

The full text of 3D Systems’ letter is as follows:

Stratasys Shareholders,

You have a critical decision to make on September 28th about the future of Stratasys:

1. Vote FOR the planned all-stock merger with Desktop Metal, a transaction that would massively dilute Stratasys shareholders only to rescue an amalgamation of deteriorating additive manufacturing (“AM”) businesses rapidly cobbled together in 2021.

- Or -

2. Vote AGAINST the Desktop Metal transaction to send a clear message to the Stratasys Board of Directors to accept the superior cash and stock offer from 3D Systems. The transaction with 3D Systems would provide Stratasys shareholders with approximately $509 million of upfront cash consideration and ownership of 46% of the combined company, featuring a scaled platform with industry-leading revenues, highly attractive gross margins, positive EBITDA and attractive upside exposure to its high-growth regenerative medicine platform.

In a report to Stratasys shareholders published on September 20, 2023, leading proxy advisory firm ISS recommended that Stratasys shareholders vote AGAINST the proposed merger with Desktop Metal. In its report, ISS presented the two key questions shareholders must ask when making their choice: “Which player is best suited to drive consolidation in the struggling 3D printing industry, and which combination offers the most favorable terms for SSYS shareholders.”

ISS’ analysis found that 3D Systems’ binding offer presents Stratasys with a clear path to scale and the most favorable terms possible to create significant value for Stratasys shareholders when compared to the proposed transaction with Desktop Metal. 3D Systems supports this determination by ISS, as it emphasizes many of the points that 3D Systems has consistently raised to the market in relation to maintaining and increasing value for shareholders of the proposed combined company. 3D Systems encourages Stratasys shareholders to consider the facts when making this critical decision about the future of Stratasys.

ISS Report Brings Important Issues to Light

The ISS report highlighted several key issues for shareholders to consider:

Issue 1: 3D Systems’ Offer for Stratasys Creates Clear Value for Stratasys Shareholders, While a Transaction with Desktop Metal Does Not

“While the proposed [DM] transaction does not appear to be value-destructive, it is not clear that it creates value for SSYS shareholders. DDD's alternative offer to acquire the company, by contrast, presents a more convincing route to value creation for SSYS shareholders. Market reaction to the proposed transaction was negative; reaction to all public DDD offers has been positive, at least prior to rejection by SSYS.”

Issue 2: Stratasys’ Engagement with 3D Systems Was Highly Unusual

"Shareholders can reasonably question the unusual turn of events following SSYS' determination that DDD's proposal may result in a ‘superior proposal.’…It is reasonable for shareholders to expect that a determination that the DDD proposal constituted a superior offer could soon follow the SSYS board's statement that such an outcome could reasonably be expected. It is unusual for a "superior proposal" determination not to follow an earlier statement that a superior proposal would reasonably be expected.”

Issue 3: Stratasys’ Current Management Seems More Interested in Self Preservation Than Delivering Shareholder Value

“Criticism of DDD management and concern about post-management roles for SSYS management, while possibly justified to some extent, may suggest that unsatisfactory post-transaction roles for its management could have been a reason that SSYS did not ultimately deem DDD's proposal a superior proposal. In any case, shareholders should expect that transaction negotiations should first focus on a joint plan to create shareholder value through a transaction, and only after such plan had been agreed upon by the parties, to begin discussions about which individuals are best suited to execute such a plan.”

Altogether, ISS’ report is a meaningful rebuke of Stratasys’ management and Board’s ability to act in the best interest of its shareholders.

3D Systems’ Cash and Stock Offer is Superior to the Proposed All-Stock Desktop Metal Merger in Every Way, and the Market Agrees

Stratasys has definitively stated it believes a combination with Desktop Metal is the best path forward for Stratasys to lead mass production in the additive manufacturing industry. Yet, Stratasys refuses to compare its combination with Desktop Metal on a side-by-side basis to 3D Systems’ binding offer, as ISS did in its report.

It is clear that Stratasys does NOT want shareholders to view these two transactions as comparable, however, ISS recognizes that the two transactions should be compared head-to-head. Since the strategic rationale for each merger is essentially identical, the relative benefits to Stratasys shareholders from each deal should be all that matters.

The facts plainly show that if the Board of Stratasys truly believes in its stated strategic rationale for pursuing a transaction, then the ONLY choice that benefits shareholders is a combination with 3D Systems. It defies logic to call on shareholders to support the rationale of a Desktop Metal transaction while at the same time rejecting a 3D Systems offer.

The market sees eye-to-eye with 3D Systems on the strategic advantages of its proposal to combine with Stratasys, as ISS noted in its report. On the trading day following each proposed offer announcement from 3D Systems, Stratasys shares gained 11.3%, 6.2%, and 9.0%, respectively. Conversely, on the day of Stratasys’ announcement of a proposed Desktop Metal transaction, Stratasys shares fell 4.2%. ISS further noted the significance of these market reactions by contrasting them with general market movements in the sector on those days.

It is clear that the 3D Systems deal is superior to the Desktop Metal transaction in terms of strategic rationale and shareholder value. In support of this fact, and as a commitment to Stratasys shareholders to present a certain, superior and actionable alternative, 3D Systems has executed and deposited into escrow a binding merger agreement which remains available to be countersigned by Stratasys following termination of its merger agreement with Desktop Metal. Additionally, 3D Systems has committed to pay the full amount of any termination fees due to Desktop Metal upon the termination of the Desktop Metal merger agreement and Stratasys’ countersignature of the 3D Systems merger agreement.

Now is the time for Stratasys shareholders to send an unequivocal message to the Board to stop protecting itself and start securing real value. A vote against the Desktop Metal transaction will, as expressly recommended by ISS, send a clear message to the Stratasys Board of Directors to accept 3D Systems’ binding offer. 3D Systems’ merger agreement offers Stratasys the ability to enter into a transaction that creates unparalleled scale, significant cost synergies to enhance financial performance and opportunities to invest in long-term growth.

Vote AGAINST the Desktop Metal deal today.

Other materials related to the upcoming Stratasys shareholder vote, including 3D Systems’ latest signed merger agreement delivered to Stratasys are available at: https://investor.3dsystems.com/overview/default.aspx.

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the SEC, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. In addition, we note that Stratasys is not able to countersign a merger agreement with 3D Systems without first terminating Stratasys’ merger agreement with Desktop Metal, Inc. (“Desktop Metal”) and that the mutual consent of both Stratasys and Desktop Metal is necessary for termination of the Desktop Metal merger agreement. We also note that Stratasys continues to recommend in favor of the Desktop Metal merger agreement, which remains in full force and effect, and that the vote by Stratasys shareholders on the Desktop Metal merger agreement has not yet occurred but is scheduled for September 28, 2023 based on Stratasys’ public filings. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

All references to the binding nature of the offer and merger agreement being proposed by 3D Systems, whether in a press release, presentation, other document or public statement, are subject to the contents of the escrow letter that was filed by 3D Systems on September 13, 2023 with the SEC on Form 8-K.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any registration statement, proxy statement, tender offer statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the registration statement(s), proxy statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s), tender offer statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts
Investors:
3D Systems
investor.relations@3dsystems.com

MacKenzie Partners, Inc.
Dan Burch / Bob Marese
dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:
FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:
Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com
+972-525329103

_____________________
1 Permission to quote ISS was neither sought nor obtained.